UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-14974

1-5, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1   Press Release, “Technicolor: The Versailles Court of Appeal confirms the validity of the sauvegarde plan”, dated November 18, 2010.

Exhibit 2   Press Release, “Technicolor’s Gateway to Provide Broadband Home Networking to O2 Customers”, dated November 2, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: November 30, 2010	Title:	General Secretary

Exhibit 1

PRESS RELEASE

Technicolor: The Versailles Court of Appeal confirms the validity of the sauvegarde plan

Paris, 18 November 2010 – The Versailles Court of Appeal today rejected the appeal of the holders of deeply subordinated notes (titres super subordonnés, or TSS) and confirmed the validity of the Technicolor sauvegarde plan (Euronext Paris: TCH; NYSE: TCH), implemented on 26 May 2010.

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Exhibit 2

PRESS RELEASE

Technicolor’s Gateway to Provide Broadband Home Networking to O2 Customers

The Technicolor TG587nv2 is the Ideal Platform for the Future Delivery of Feature-rich Services

Paris (France), 2nd November 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH) today announced that it has signed an agreement with Telefónica O2 UK Ltd, a wholly owned subsidiary of Telefónica, to provide its Technicolor TG587nv2 broadband advanced service gateway. The Technicolor TG587nv2 will give O2 customers high speed 802.11n wireless access to broadband as well as ethernet connectivity, making it future-proof and ready to enable additional multimedia services, as these get rolled out.

“We are delighted to have been selected by O2 in the UK for their home gateway offering. The agreement has re-affirmed our position as a leader in the production of IP devices and solutions.” said Georges Laplanche, Senior Vice-President, Connect Division at Technicolor. “Consumers today expect seamless home connectivity, so high performance 802.11n Wifi has to be a part of the offering, allowing bandwidth intensive services like video streaming and media sharing over their IP networks”

With the rapid rise in smartphones, tablets and other media-rich, wireless devices in the home, the demand for media sharing is growing rapidly, and the home gateway has to support this trend. Advanced home gateway platforms such as the Technicolor TG587nv2 enable telecom operators to offer a regular flow of innovative applications to their customers, simplify usage and increase service adoption while reducing churn. Wireless distribution of enriched content in the home is one example of such services that are fast becoming a de facto requirement for deployment by major service providers worldwide.

More than a simple router, the Technicolor TG587nv2 supports key industry standards to simplify network management (via TR-069 1) and facilitate the delivery of new services over broadband. Its hardware is future-proof, thereby ready to support video services and other emerging applications.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

1 TR-069 is a technical specification entitled CPE WAN Management Protocol (CWMP). It defines an application layer protocol for remote management of end-user devices.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com